                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)


                              INVACARE CORPORATION
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                                (Name of Issuer)


                                  COMMON SHARES
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                         (Title of Class of Securities)


                                   461203 10 1
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                                 (CUSIP Number)

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         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                         ----------------------------------------
CUSIP NO.              461203 10 1                       13G             PAGE       2      OF      6      PAGES
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      1   NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          A. Malachi Mixon III
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      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [   ]
                                                                                   (b) [   ]

          Not Applicable
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      3   SEC USE ONLY



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      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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------------------------------ ----------- ---------------------------------------------------------------
NUMBER OF                             5    SOLE VOTING POWER
SHARES
BENEFICIALLY                               1,854,357
OWNED                          ----------- ---------------------------------------------------------------
BY EACH                        ----------- ---------------------------------------------------------------
REPORTING                             6    SHARED VOTING POWER
PERSON
WITH:                                      38,711
                               ----------- ---------------------------------------------------------------
                               ----------- ---------------------------------------------------------------
                                      7    SOLE DISPOSITIVE POWER

                                           1,854,357
                               ----------- ---------------------------------------------------------------
                               ----------- ---------------------------------------------------------------
                                      8    SHARED DISPOSITIVE POWER

                                           38,711
------------------------------ ----------- ---------------------------------------------------------------
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      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          1,893,068
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      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES

          Not Applicable
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      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.5%
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      12  TYPE OF REPORTING PERSON*

          IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              INVACARE CORPORATION

                      Schedule 13G of A. Malachi Mixon III


ITEM 1(A).        NAME OF ISSUER:

                           Invacare Corporation


ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           899 Cleveland Street, Elyria, Ohio 44035


ITEM 2(A).        NAME OF PERSON FILING:

                           A. Malachi Mixon III


ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           899 Cleveland Street, Elyria, Ohio 44035


ITEM 2(C).        CITIZENSHIP:

                           United States


ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                           Common Shares


ITEM 2(E).        CUSIP NUMBER:

                           461203 10 1


ITEM 3.

                           Not Applicable

ITEM 4.  OWNERSHIP.

                  (a)      Amount beneficially owned:
                           1,893,068 Common Shares (1)(2)(3)
                  (b)      Percent of class:
                               6.5%(3)
                  (c)      Number of shares as to which such person has:
                           (i) Sole power to vote or to direct the vote 1,854,357(1)
                           (ii) Shared power to vote or to direct the vote 38,711(2)
                           (iii) Sole power to dispose or to direct the disposition of 1,854,357(1)
                           (iv) Shared power to dispose or to direct the disposition of 38,711(2)

(1) Includes (a) 703,912 Class B Common Shares and (b) 435,060 Common Shares issuable upon exercise of options. Each Class B Common Share is convertible at any time into one Common Share.
(2) Includes (a) 7,159 Common Shares and 11,552 Class B Common Shares owned by Trustee for Stock Bonus Plan and (b) 20,000 Common Shares owned by Roundwood Capital, L.P., a limited partnership of which the General Partner is Roundcap LLC, a limited liability company. The reporting person is one of three Managers and Members of Roundcap LLC and, as such, shares investment and voting power with the other two Managers and Members and participates equally with them in a 15% carried interest in all profits of the partnership. The reporting person is also the owner of a 6.38% limited partnership interest in Roundwood Capital, L.P. The reporting person disclaims beneficial ownership of the shares owned by the limited partnership other than the percentage of such shares which corresponds to his partnership percentage.
(3) Assumes conversion of all Class B Common Shares held by reporting person into Common Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not Applicable


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable


ITEM 10. CERTIFICATION.

                           Not Applicable

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997
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Date

/s/  A. Malachi Mixon III
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Signature

A. Malachi Mixon III
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Name